UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.______)*

TITAN TRADING ANALYTICS INC
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

887902104
(CUSIP Number)

June 10, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box.

* The remainder of this cover page shall be filled out for the reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 887902104

1.	Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only.)

Cornwall Investments LLC
IRS No. 36-4635277

2.	Check the Appropriate box if a Member of Group (See Instructions)

(a) ☒

(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware

Number of	7.	Sole Voting Power 15,000,000 common stock and warrants to purchase 15,000,000 shares of common stock (See Item 5)
Shares Bene-
ficially by Owned Each Reporting	8.	Shared Voting Power
Person With
	9.	Sole Dispositive Power 15,000,000 common stock and warrants to purchase 15,000,000 shares of common stock (See Item 5)

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,000,000 common stock and warrants to purchase 15,000,000 shares of common stock (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 23.49%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 887902104

1.	Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only.)

Alaric, LLC

2.	Check the Appropriate box if a Member of Group (See Instructions)

(a) ☒

(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware

Number of	7.	Sole Voting Power
Shares Bene-
ficially by Owned by Each	8.	Shared Voting Power 15,000,000 common stock and warrants to purchase 15,000,000 shares of common stock (See Item 5)
Reporting
Person With	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 15,000,000 common stock and warrants to purchase 15,000,000 shares of common stock (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,000,000 common stock and warrants to purchase 15,000,000 shares of common stock (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 23.49%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 887902104

1.	Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only.)

Gilwern Investments, LLC

2.	Check the Appropriate box if a Member of Group (See Instructions)

(a) ☒

(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization New Jersey

Number of	7.	Sole Voting Power
Shares Bene-
ficially by Owned by Each	8.	Shared Voting Power 15,000,000 common stock and warrants to purchase 15,000,000 shares of common stock (See Item 5)
Reporting
Person With	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 15,000,000 common stock and warrants to Purchase 15,000,000 shares of common stock (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,000,000 common stock and warrants to Purchase 15,000,000 shares of common stock (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 23.49%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 887902104

1.	Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only.)

Gilwern Associates, LLC

2.	Check the Appropriate box if a Member of Group (See Instructions)

(a) ☒

(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware

Number of	7.	Sole Voting Power
Shares Bene-
ficially by Owned by Each	8.	Shared Voting Power 15,000,000 common stock and warrants to purchase 15,000,000 shares of common stock (See Item 5)
Reporting
Person With	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 15,000,000 common stock and warrants to Purchase 15,000,000 shares of common stock (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,000,000 common stock and warrants to Purchase 15,000,000 shares of common stock (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 23.49%

14.	Type of Reporting Person (See Instructions) OO

Item 1.	Security and Issuer

This statement relates to Common Shares of Titan Trading Analytics Inc., a corporation formed under the laws of the province of British Columbia, Canada (the “Issuer”) and continued under the laws of the province of Alberta, Canada, whose principal executive offices are located at 120-4445 Calgary Trail, Edmonton, Alberta, Canada T6H5R7.

Item 2.	Identity and Background

(a)
This Schedule 13D is being filed by the entities Cornwall Investments LLC, a Delaware limited liability company (“Cornwall”), Alaric, LLC, a Delaware limited liability company (“Alaric”), Gilwern Investments, LLC, a New Jersey limited liability company (“Gilwern Investments”) and Gilwen Associates, LLC, a Delaware limited liability company ("Gilwern Associates") (together, “Reporting Persons”).  Alaric and Gilwern are members of Cornwall.  Gilwern Associates is a Special Member of Cornwall;

(b)
The business address for Cornwall, Gilwern Investments and Gilwern Associates is 80 Cottontail Lane, Suite 210, Somerset, New Jersey 08873.  The business address of Alaric is 712 Fifth Avenue, 20th Floor, New York, NY 10019;

(c)	The principal business of the Reporting Persons is venture capital investment business.

(d)	During the last five years, none of the Reporting Persons or Listed Persons (as defined below) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

(e)
During the last five years, none of the Reporting Persons or Listed Persons (as defined below) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws;

(f)	Cornwall, Alaric and Gilwern Associates are Delaware limited liability companies. Gilwern Investments is a New Jersey limited liability company. All Listed Persons are United States citizens.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the members of the Related Persons (the "Listed Persons") required by Item 2 of Schedule 13D is listed on Schedule I hereto and is incorporated by reference herein.

Item 3.	Source and Amount of Funds or Other Consideration

The funds used by Cornwall to acquire the securities described herein were obtained from the working capital of the company.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the common stock shares reported herein solely for investment purposes.  The Reporting Persons may make additional purchases of common stock shares either in the open market or in private transactions, depending on the Reporting Person’s business, prospects and financial condition, the market for the common stock shares, general economic conditions, stock market conditions and other future developments.

The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a)	The Reporting Persons may subscribe to a convertible note to acquire additional shares of Common Stock of the Issuer;

(b)	None;

(c)	None;

(d)	None;

(e)	None;

(f)	None;

(g)	None;

(h)	None;

(i)	None; and

(j)	None.

Item 5.	Interest in Securities of the Issuer

The following information with respect to the ownership of the Common Stock of the Issuer by the Reporting Persons filing this statement on Schedule 13D is provided as of the date of this filing:

				Sole	Shared
Reporting	Shares Held	Sole Voting	Shared Voting	Dispositive	Dispositive	Beneficial	Percentage
Persons	Directly	Power	Power	Power	Power	Ownership	of Class
Cornwall Investment LLC	30,000,000	30,000,000	0	30,000,000	0	30,000,000	23.49%

Alaric, LLC	0	0	30,000,000	0	30,000,000	30,000,000	23.49%

Gilwern Investments, LLC	0	0	30,000,000	0	30,000,000	30,000,000	23.49%

Gilwern Associates, LLC	0	0	30,000,000	0	30,000,000	30,000,000	23.49%

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference herein.

Other than as described in this Schedule 13D, to the best of the Reported Persons knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the entities named in Item 2 and between such persons and any other person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Exhibit A: Joint Filing Agreement (filed herewith)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Cornwall Investments LLC

	By:	Gilwern Associates, LLC, the Managing and Special Member

	By:	/s/ Robert M. Aaron
Robert M. Aaron, Managing Member
Date: July 27, 2012

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

SCHEDULE 1

Set forth below, with respect to each member of Cornwall Investments LLC are the following:  (a) name; (b) business address; (c) principal occupation or employment; and (d) citizenship.

Willem Kooyker
c/o Alaric, LLC
712 Fifth Avenue
20th Floor
New York, New York 10019
Principal Occupation: Private Investor
Citizenship: United States

Robert M. Aaron
c/o Gilwern Investments, LLC
80 Cottontail Lane
Suite 210
Somerset, New Jersey 08873
Principal Occupation: Private Investor
Citizenship: United States

Robert M. Aaron
c/o Gilwern Associates, LLC (Special Member)
80 Cottontail Lane
Suite 210
Somerset, New Jersey 08873
Principal Occupation: Private Investor
Citizenship: United States

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-l(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing on behalf of each of the undersigned of a Schedule 13D (including any and all amendments thereto) with respect to the shares of common stock of Titan Trading Analytics Inc., a corporation formed under the Laws of the British Columbia, and that this Joint Filing Agreement may be included as an Exhibit to such joint filing.

Each if the undersigned agrees that each party hereto is responsible for the timely filing of such Schedule 13D (including any and all amendments thereto) and for the completeness and accuracy of the information concerning such party contained therein, provided that no party is responsible for the completeness and accuracy of the information concerning any other party, unless such party actually knows that such information is incorrect.  Each party will indemnify the other parties for any incompleteness or inaccuracy in such information concerning the indemnifying party.

Cornwall Investments LLC

	By:	Gilwern Associates, LLC, Managing and Special Member

	By:	/s/ Robert M. Aaron
Robert M. Aaron, Managing Member
Date: July 27, 2012
Gilwern Investments, LLC

	By:	/s/ Robert M. Aaron
Robert M. Aaron, Managing Member

Alaric, LLC, Member

	By:	/s/ Noah C. Schankler
Noah C. Schankler, Vice President of Member

Gilwern Associates, LLC (Special Member)

	By:	/s/ Robert M. Aaron
Robert M. Aaron, Managing Member